Exhibit 99.1

Nasus Pharma Announces Expanded Agreement to Support Development and Commercialization of NS002 Intranasal Epinephrine Program

Strategic collaboration with leading global manufacturer of drug delivery systems strengthens NS002’s clinical and commercial roadmap with end-to-end development support and manufacturing infrastructure

TEL AVIV, Israel, October 8, 2025 — Nasus Pharma Ltd. (NYSE: NSRX) (“Nasus Pharma” or the “Company”), a clinical-stage pharmaceutical company focused on the development of innovative intranasal products to treat emergency medical conditions, today announced the execution of comprehensive agreements with Aptar France S.A.S. and AptarGroup, Inc. (collectively, “Aptar”), a leading global manufacturer of drug delivery systems, to support the ongoing clinical development and planned commercialization of NS002, Nasus Pharma’s intranasal powder epinephrine product candidate.

“This collaboration represents a significant milestone for Nasus Pharma and for our NS002 program,” said Dan Teleman, Chief Executive Officer of Nasus Pharma. “Through this collaboration, Nasus Pharma will secure a commercially proven Unit Dose System technology, providing us with a validated dosing infrastructure. This strategic relationship allows us to benefit from established regulatory pathways, manufacturing capabilities and supply chain, accelerating NS002’s path to market while reducing development risks.”

The collaboration establishes a comprehensive framework to support the development of NS002 through regulatory submissions with both the U.S. Food and Drug Administration (the “FDA”) and the European Medicines Agency (the “EMA”). This strategic relationship provides Nasus with access to Aptar’s technical expertise and manufacturing capabilities to advance NS002 through current clinical development to commercialization in alignment with Nasus Pharma’s timeline and objectives.

About Nasus Pharma

Nasus Pharma is a clinical-stage pharmaceutical company developing a number of intranasal powder products addressing acute medical conditions in the community. NS002, Nasus’s intranasal powder Epinephrine product candidate is being developed as a needle-free alternative to Epinephrine autoinjectors for patients with anaphylaxis. Intranasal administration is most suitable for those situations in which rapid drug delivery is required and offers needle free, easy to use alternatives. Nasus proprietary powder-based intranasal (“PBI”) technology is designed for rapid and reliable drug delivery, leveraging the nasal cavity’s rich vascular network for quick absorption. The PBI formulation uses uniform spherical powder particles for broad dispersion and potentially faster, higher absorption compared to liquid-based nasal products. For further information about the Company, please visit www.nasuspharma.com or follow on Twitter (X) or Linkedin.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including, among other things: statements regarding the development and commercialization of NS002; the potential benefits of the collaboration with Aptar; the potential market opportunity for NS002; and that the collaboration with Aptar is accelerating NS002’s path to market while reducing development risks. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the Company’s prospectus related to filed with the U.S. Securities and Exchange Commission dated August 12, 2025. Forward-looking statements contained in this press release are made as of this date, and the Company undertakes no duty to update such information except as required under applicable law.

Company Contact

Nasus Pharma Ltd.
info@nasuspharma.com

Investor Contact

Arx Investor Relations
North American Equities Desk
nasus@arxhq.com